United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 5, 2010
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 5, 2010, MGE Energy, Inc. (the Company) issued a press release announcing its second quarter 2010 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8 K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
      Not applicable.

(b)   Pro forma financial information:
      Not applicable.

(c)   Shell company transactions:
      Not applicable.

(d)   Exhibits:
      Exhibit 99.1: Press release of MGE Energy, Inc., issued on August 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: August 5, 2010

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 5, 2010

Exhibit 99.1: Press release of MGE Energy, Inc., issued on August 5, 2010.

EXHIBIT 99.1

News

MGE Energy Reports Second-Quarter Earnings

Madison, Wis., Aug. 5, 2010—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended June 30, 2010, of $11.6 million or 50 cents per share, compared to $9.9 million or 43 cents per share for the same period in the prior year.

During the second quarter of 2010, the company experienced a 3.8% increase in electric retail sales volumes due to warmer-than-normal weather compared to the same period in the prior year. Cooling degree days (a measure for determining the impact of weather during the cooling season) were 38% higher for the period compared to last year. In addition, the Elm Road Unit 1 entered commercial operation in February 2010.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 138,000 customers in Dane County, Wis., and purchases and distributes natural gas to 142,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended June 30,	2010	2009
Operating revenue	$109,082	$107,556
Operating income	$20,122	$16,674
Net income	$11,552	$9,893
Earnings per share (basic and diluted)	$0.50	$0.43
Weighted average shares outstanding (basic and diluted)	23,114	23,095

Six Months Ended June 30,	2010	2009
Operating revenue	$268,725	$288,700
Operating income	$41,897	$41,010
Net income	$25,812	$24,845
Earnings per share (basic and diluted)	$1.12	$1.08
Weighted average shares outstanding (basic and diluted)	23,114	23,026

Contact:
Steve Kraus
Manager - Media Relations
608-252-7907 | skraus@mge.com